SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number:  333-11599610

Concordia Bus Nordic Holding AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

THIRD QUARTER SEPTEMBER 1, 2006 – NOVEMBER 30, 2006

AND

NINE MONTHS PERIOD MARCH 1, 2006 – NOVEMBER 30, 2006

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ)

Unaudited consolidated interim statements of operations for the three months ended November 30, 2006 and November 30, 2005

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2006 and November 30, 2005

Unaudited interim consolidated balance sheets as of November 30, 2006 and February 28, 2006

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2006 and November 30, 2005

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – Swebus AB

Unaudited consolidated interim statements of operations for the three months ended November 30, 2006 and November 30, 2005

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2006 and November 30, 2005

Unaudited interim consolidated balance sheets as of November 30, 2006 and February 28, 2006

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2006 and November 30, 2005

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)

THIRD QUARTER AND NINE MONTHS PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended November 30, 2006. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm). All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 10. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2007” for the year ending February 28, 2007). The end of the third financial quarter for Nordic is November 30 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements, with the exception that , regarding intangible assets, IAS 38 is followed.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

 Third quarter ended November 30, 2006 compared to the third quarter ended November 30, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	1,369	100.0%	1,216	100.0%
Operating profit (loss)	30	2.2%	(30)	(2.5)%
Net loss	8	0.6%	(86)	(7.0)%

 Nine-month period ended November 30, 2006 compared to the nine-month period ended November 30, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	3,752	100.0%	3,507	100.0%
Operating profit (loss)	(29)	(0.8)%	(151)	(4.3)%
Net loss	(106)	(2.8)%	(397)	(11.3)%

Concordia AB´s biggest shareholder, Blue Bay Asset Management have announced that they will underwrite a redeemable preference share issue of 510 Mkr in order to pay of the company’s Mezzanie-loan. An additional annual meeting of shareholders have decided, 30 November 2006, an issue of new preference shares.

Concordia AB, Group Concordia Nordic AB, have sold all their shares in Interbus AB to Strömma Turism & Sjöfart AB, with possession day on 30 November, transfer day of shares took place on December, 2006.

Concordia AB have developed Interbus AB and its activation, which lead to acquisition of travel company Marstrands-Hermansby and FO-resor, plus to a increased procurement of new buses. The Management of Concordia have decided to concentrate its business on systemized traffic solutions, a competence that not is applicable on Interbus.

Interbus has been consolidated like a wholly owned subsidiary company in this quartery report.

Concordia´s sale of Interbus AB affects the group results and balance during the fourth quarter with the following digits;

Transfer price	SEK 32 million

Impact on group balance sheet (reductions)
(in SEK millions)

Goodwill incl. intangible assets	18.5
Fixed assets	23.1
Stock	0.5
Other receivables	24.2
Liquididity	15.0

Long terms debts	15.1
Other payables	14.8

Transfer price of Interbus affects the cash flows, + 32 SEK, and the results, SEK + 8, for the Concordia Nordic Group in the coming fourth quarter. The net result in Concordia Bus AB of selling Interbus, SEK - 17, in goodwill. Total effect in the Concordia Bus AB Group is, SEK – 9, as a total net effect in the result.

Interbus turnover, March – November 2006, amount to SEK 115.

Third quarter ended November 30, 2006 compared to the third quarter ended November 30, 2005

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and Capital Resources” which provides analysis between the respective year to date periods.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased by SEK 153 million, or 13%, from SEK 1,216 million for the quarter ended November 30, 2005 to SEK 1,369 million for the quarter ended November 30, 2006.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 158 million, or 15%, from SEK 1,068 million for the three months ended November 30, 2005, to SEK 1,226 million for the three months ended November 30, 2006. Our increased in revenue is principally due to new contracts, which provided a increase of SEK 170 million. This was offset by higher prices on our existing and renewed contracts, which provided an increased revenue of SEK 27 million, increased volume on existing contracts resulting in increased revenue of SEK 46 million and lost of contracts resulting in an decrease of SEK 69 million.

Revenues from express bus services decreased by SEK 4 million, or 4%, from SEK 90 million for the three months ended November 30, 2005, to SEK 86 million for the three months ended November 30, 2006. This decreased is due to a higher yield from passenger tickets marginal of SEK 8 million, and increased number of passengers providing an decreased of SEK 12 million.

Revenues from coach hire services decreased by SEK 3 million or 8 % from SEK 37 million for the three months ended November 30, 2005 to SEK 34 million for the three months ended November 30, 2006.

Other revenues amounted to SEK 23 million for the quarter ended November 30, 2006 and SEK 21 million for the three months ended November 30, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and loss on our sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Gain on sale of fixed assets was SEK 10 million for the three months ended November 30, 2006, compared to a gain on sale of fixed assets of SEK 9 million for the three months ended November 30, 2005. We realised SEK 21 million in cash on the sale of 73 buses during the quarter, giving a net gain on sale of SEK 10 million.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 82 million, or 7%, from SEK 1,191 million for the three months ended November 30, 2005 to SEK 1,273 million for the three months ended November 30, 2006. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by 2 % or SEK 5 million, to SEK 297 million for the three months ended November 30, 2006 from SEK 292 million for the three months ended November 30, 2005. The increase was largely due to an decreased in fuel prices of SEK 4 million, which was offset by increased fuel costs of SEK 3 million as a result of new traffic contracts. Our average fuel price for the three months was SEK 7.89 per liter compared to 7,66 per liter for the same three months last year. In addition, costs for maintenance, tyres and washing and cleaning increased by SEK 4 million, compared to the three months ended November 30, 2005.

There has been a 3 % increase in personnel costs, by SEK 17 million to SEK 654 million, for the three months ended November 30, 2006 from SEK 637 million for the three months ended November 30, 2005. This was offset by an increase in salary costs of approximately SEK 12 million.

Operating lease charges increased by SEK 23 million to SEK 130 million for the three months ended November 30, 2006 from SEK 107 million for the three months ended November 30, 2005. This increase was principally a result of increase lease charges for buses from Concordia Bus Fleet AB. The total number of buses under operating leases was 1,712 as of November 30, 2006 compared to 1,598 as of November 30, 2005.

Other external costs increased 24 % by SEK 37 million, to SEK 192 million for the three months ended November 30, 2006 from SEK 155 million for the three months ended November 30, 2005.  This is mainly due to increased in damage cost, SEK 12, and decreased of provisions of SEK 8 million and increased other costs of SEK 25 million, this was offset by decreased costs due to the financial restructuring last year.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.

Depreciation and amortization costs increased by SEK 12 million from SEK 64 million for the three months ended November 30, 2005 to SEK 76 million for three months ended November 30, 2006, mainly as a result of write-down of surplus buses made in the third quarter of SEK 12 million, and also due to reduction of buses in the fleet that we own. Added to this, a change in accounting principles, goodwill is no longer amortized, has resulted in decreased amortization of SEK 4 million. Number of owned units as of November 30, 2006 was 1,923, compared to 1,953 as of November 30, 2005.

Operating profit/loss

Operating gain increased by SEK 60 million from a loss of SEK 30 million for the three months ended November 30, 2005 to a gain of SEK 30 million for the three months ended November 30, 2006.

Operating profit from bus operations for public authorities increased by SEK 58 million from an operating loss of SEK 1 million for the three months ended November 30, 2005, to an operating gain of SEK 57 million for the three months ended November 30, 2006, due to new contracts.

Operating profit from express bus services decreased by SEK 6 million from a gain of SEK 2 million for the three months ended November 30, 2005, to a loss of SEK 4 million for the three months ended November 30, 2006, due to decreased number of passengers.

Operating profit from coach hire services was SEK 1 million for the three months ended November 30, 2006, compared to an operating profit of SEK 0 million for the three months ended November 30, 2005.

Head office items and others decreased by SEK 32 million from SEK 27 million for the three months ended November 30, 2005, to SEK 24 million for the three months ended November 30, 2006.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 35 million to a net financial expense of SEK 22 million for the three months ended November 30, 2006 from SEK 57 million for the three months ended November 30, 2005. This result can be primarily attributed to foreign exchange gain of SEK 16 million this quarter, compared to a foreign exchange loss of SEK 18 million for the three months ended November 30, 2005.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended November 30, 2006 was 0%.

Nine-month period ended November 30, 2006 compared to the nine-month period ended November 30, 2005

The following section provides an analysis of our results of operations between the actual numbers for the nine month period March 1 – November 30, 2006 as compared with the nine month period March 1 – November 30, 2005.

Revenues

Revenues increased SEK 245 million, or 7%, from SEK 3,507 million for the nine months ended November 30, 2005, to SEK 3,752 million for the nine months ended November 30, 2006.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 253 million, or 8%, from SEK 3,043 million for the nine months ended November 30, 2005, to SEK 3,296 million for the nine months ended November 30, 2006.

The increase in revenue is principally due to new contracts of SEK 303 million and increase volume in existing contracts of SEK 59 million. This was offset by a lost of contracts, which provided a decreased of SEK 265 million and increased prices in existing contracts of SEK 153 million.

Revenues from express bus services are similar for the period, SEK 278 million for the nine months ended November 30, 2005 and SEK 278 million for the nine months ended November 30, 2006. This is due to a higher yield from passenger tickets marginal and decreased of number of passenger.

Revenues from coach hire increased by SEK 1 million, or 0,9%, from SEK 113 million for the nine months ended November 30, 2005, to SEK 114 million for the nine months ended November 30, 2006.

Other revenues amounted to SEK 73 million for the nine months ended November 30, 2005, and SEK 64 million for the nine months ended November 30, 2006. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 0 million for the nine months ended November 30, 2006 and SEK 5 million for the nine months ended November 30, 2005.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 145 million, or 4%, from SEK 3,449 for the nine months ended November 30, 2005 to SEK 3,594 million for the nine months ended November 30, 2006. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 26 million or 3 % to SEK 827 million for the nine months ended November 30, 2006 from SEK 801 million for the nine months ended November 30, 2005. The increased was largely due to an increase in fuel volume due to new contracts, SEK 45 and increased price difference in volume, SEK 15.  Our average fuel price for the nine-month period was SEK 7.79 per liter compared to 8.09 per liter for the same period last year. In addition, costs for maintenance, tyres and washing and cleaning decreased by SEK 4 million, compared to the the nine months ended November 30, 2005.

There has been a 0,9 % increased in personnel costs, by SEK 18 million to SEK 1,879 million, for the nine months ended November 30, 2006 from SEK 1,861 million for the nine months ended November 30, 2005. This is mainly a result from a in numbers of drivers due to lost and new contracts. This increase was partly offset by an increase in salary of SEK 26 million. Added to this, other personnel costs have decreased by SEK 18 million and pension premiums decreased by SEK 7 million.

Operating lease charges increased by SEK 27 million or by 8% to SEK 355 million for the nine months ended November 30, 2006 from SEK 328 million for the nine months ended November 30, 2005. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,712 as of November 30, 2006 compared to 1,598 as of November 30, 2005.

Other external costs increased by SEK 74 million to SEK 533 million for the nine months ended November 30, 2006 from SEK 459 million for the nine months ended November 30, 2005. This is mainly due to increased release of provision of SEK 28 million and decreased of provision for loss contracts SEK 23 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment.

Depreciation and amortization costs decreased by SEK 27 million, or 13%, from SEK 214 million for the nine months ended November 30, 2005, to SEK 187 million for the nine months ended November 30, 2006. This is mainly due to a lower number of buses in the fleet that we own. Number of owned buses as of November 30, 2006 was 1,923, compared to 1,953 as of November 30, 2005. Added to this, a change in accounting principles, goodwill, is no longer amortized of SEK 11 million

Operating profit/loss

Operating loss was SEK 29 million for the nine months ended November 30, 2006, compared to an operating loss of SEK 151 million for the nine months ended November 30, 2005.

Operating gain from bus operations for local public transportation authorities was SEK 23 million for the nine months ended November 30, 2006, compared to an operating loss of SEK 80 million for the nine months ended November 30, 2005, mainly due to new and lost contracts.

Operating profit from express bus services was, SEK 12 million for the nine months ended November 30, 2006 compared to SEK 12 million for the nine months ended November 30, 2005, mainly due to a mixed in price and volume of passenger.

Operating profit from coach hire services was, SEK 9 million for the nine months ended November 30, 2006 compared to SEK 4 million for the nine months ended November 30, 2005.

Head office costs and others items was, SEK 72 million for the nine months ended November 30, 2006, to SEK 76 million for the nine months ended November 30, 2005.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans and other financial indebtedness. Financial income and expenses (net) decreased by SEK 168 million from a net financial expense of SEK 248 million for the nine months ended November 30, 2005, to SEK 80 million for the nine months ended November 30, 2006.

This result are primarily attributed to the restructuring of Concordia.  Added to this, we had a foreign exchange gain of SEK 38 million for the nine months ended November 30, 2006 compared to a foreign exchange loss of SEK 51 million for the nine months ended November 30, 2005.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the nine months ended November 30, 20065 was 0%.

Trend Information

During the first nine months ended November 30, 2006 we submitted tenders for 943 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 75 buses. Results for 391 of those tendered buses have been announced, 75 of which were for buses we operated. Concordia has won 77 buses in total of tenders announced during the first nine months consisting of 75 buses that we currently operate and 2 buses that were won from competitors.

We await results for 552 buses were 68 are operated by Concordia and 484 are operated by competitors.

Liquidity and Capital Resources

In connection with the restructuring of the Concordia group of companies that was agreed to on July 22, 2005, holders of an aggregate principal amount of €159,855,000 of Bus’ Subordinated Notes exchanged, on October 4, 2005, their Subordinated Notes for equity in Bus.  On December 12, 2005, holders of an aggregate principal amount of €87,000 of Subordinated Notes accepted a change of control offer made by Bus.  Currently, only €58,000 in aggregate principal amount of Subordinated Notes remains outstanding.  Also in connection with that restructuring, Concordia Bus AB incurred a €45,000,000 liability under a mezzanine facility that it entered into on July 22, 2005 (the “Mezzanine Facility”) in order to pay for the restructuring and to strengthen the group companies with additional capital.  The restructuring, therefore, reduced pressure on the liquidity and capital resources of the Concordia group of companies because very few Subordinated Notes remain outstanding but the incurrence of debt under the Mezzanine Facility has mitigated that benefit to a certain extent. We, as the intermediate company between Bus, the ultimate parent company of the Concordia group of companies, and Nordic, the holding company for our operating companies, do not have significant liquidity and capital resources or needs.  However, the liquidity and capital resource needs for Nordic are significant because it must service its own debt under its 9.125% €130,000,000 Senior Secured Notes due 2009 (the “Senior Notes”) and, through interest payments on the Subordinated Shareholder Loan between Nordic and Bus, the Mezzanine Facility and the remaining Subordinated Notes.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of Bus, fund its working capital requirements and expand its business.  In order for Bus to meet its interest payment obligations under the Mezzanine Facility Nordic must distribute €4.9 million per annum to Bus.  As of November 30, 2006, Nordic’s net debt obligations to Bus amounted to SEK 274 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Senior Notes.  As of November 30, 2006 Nordic had total net indebtedness to third parties of SEK 939 million after deducting its cash balance of SEK 268 million. Nordic’s interest expense for the nine months ended November 30, 2006 was SEK 107 million.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Senior Notes, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was SEK 87 million for the nine months ended November 30, 2006, compared to negative cash flow of SEK 197 million for the nine months ended November 30, 2005. The main reason for the negative cash flow last year is payment of restructuring fees of a total of SEK 146 million. The remaining difference to last year is due to improved result from operations.

Net capex was negative SEK 1 million for the nine months ended November 30, 2006, compared to positive SEK 28 million for the nine months ended November 30 2005. Investments in vehicles and equipment was SEK 74 million and sales of fixed assets generated SEK 73 million in cash. Cash flow from financing activities was negative SEK 5 million for the nine months ended November 30, 2006 compared to positive SEK 328 million for the nine months ended November 30, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We are exposed to interest rate fluctuations on our lease debt. Based on the nominal value of the operational lease debt at November 30, 2006 of SEK 2.633 million, a 1% change in interest rates would increase lease charges by approximately SEK 26.3 million per annum. Senior secured notes outstanding at November 30, 2006 with a carrying value of SEK 1,180 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.76 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. Based on the current USD/SEK rate we estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 12.64 million per annum.

Inflation

Inflation had no material impact on our operations during the nine months ended November 30, 2006 or the nine months ended November 30, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRD QUARTER

	Note	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)

Net revenue	1	1,369	1,216

Fuel, tires and other consumables		(297)	(292)
Personnel costs		(654)	(637)
Operating lease charges	4	(130)	(107)
Other external costs		(192)	(155)
Gain (Loss) on sale of fixed assets		10	9
Depreciation and amortization		(76)	(64)
Operating Profit (Loss)	1	30	(30)

Interest income		0	1
Interest expense and similar items	2	(22)	(57)
Financial income and expenses		(22)	(56)
Loss after financial items		8	(86)

Taxes		0	0

Net loss for the period		8	(86)

Profit / (loss) per share (in thousands of SEK)		27	(287)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS PERIOD

	Note	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)

Net revenue	1	3,752	3,507

Fuel, tires and other consumables		(827)	(801)
Personnel costs		(1,879)	(1,861)
Operating lease charges	4	(355)	(328)
Other external costs		(533)	(459)
Gain (Loss) on sale of fixed assets		(0)	5
Depreciation and amortization		(187)	(214)
Operating Profit (Loss)	1	(29)	(151)

Interest income		3	2
Interest expense and similar items	2	(80)	(248)
Financial income and expenses		(77)	(246)
Loss after financial items		(106)	(397)

Taxes		0	0

Net loss for the period		(106)	(397)

Loss per share (in thousands of SEK)		(353)	(1,322)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	November 30, 2006	February 28, 2006
(In millions of SEK)		(Unaudited)

Fixed assets
Goodwill		199	211
Total intangible fixed assets		199	211

Buildings and land		4	4
Equipment, tools, fixtures and fittings		35	30
Vehicles		838	1,041
Total tangible fixed assets		877	1,075

Capitalized borrowing costs		26	33
Other long-term receivables		1	2
Total financial fixed assets		27	35

Total fixed assets		1,103	1,321

Current assets

Inventories		31	30

Accounts receivable		461	441
Other current receivables		98	94
Receivables due to group companies		3	—
Accrued income and prepaid expenses		131	122
Total receivables		693	657

Cash and bank balances	3,7	268	192

Total current assets		992	879

TOTAL ASSETS		2,095	2,200

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	November 30, 2006	February 28, 2006
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		(499)	75
Net loss		(106)	(557)

Total non-restricted equity		(605)	(482)

Total shareholder’s equity	6	(473)	(350)

Liabilities

Provisions:
Provisions for pensions and similar commitments		33	44
Provisions for loss making contracts		8	18

Total provisions		41	62

Non current liabilities
Financial leasing obligations	3	20	24
Bonds, issued	3	1,180	1,230
Liabilities due to group companies		255	255
Total non current liabilities		1,455	1,509

Current liabilities
Short-term portion of financial leasing obligations	3	7	8
Accounts payable		163	185
Liabilities due to group companies		35	16
Other current liabilities		192	156
Accrued expenses and deferred income		675	614

Total current liabilities		1,072	979

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,095	2,200

		November 30, 2006	February 28, 2006
		(Unaudited)

PLEDGED ASSETS AND CONTINGENT LIABILITIES	5

Pledged assets		2,794	1,996
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		2,794	1,996

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2006 – November 30, 2006	Group March 1, 2005 – November 30, 2005
		(Unaudited)	(Unaudited)

Cash flow from operating activities
Loss after financial items		(106)	(397)
- Reversal of depreciation and amortization		187	214
- Reversal of capital (gains) losses		0	(4)
- Reversal of change of provisions		(20)	(35)
- Reversal of capitalized cost write-offs		7	7
Change in interest receivables		(1)	(1)
Change in interest liabilities		29	46
Paid taxes		(5)	(0)
Unrealised exchange loss/(gain)		(39)	57
		52	(113)

Change in working capital
Increase (-)/decrease (+) in stock		(1)	2
Increase (-)/decrease (+) in current receivables		(30)	(2)
Increase (+)/decrease (-) in current liabilities		66	(84)

Net cash flow provided by (used in) operating activities		87	(197)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(74)	(24)
Sales of land, buildings, machinery and equipment		73	36
Sale of financial fixed assets		—	16
Net cash flow used in investing activities		(1)	28

Cash flow from financing activities
Shareholders contribution		—	333
Proceeds from borrowings		—	235
Payments of long-term borrowings		(5)	(240)
Net cash flow provided by (used in) financing activities		(5)	328

INCREASE (DECREASE) IN CASH AND BANK BALANCES		81	159

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		192	175

Translation difference		(5)	4

CASH AND BANK BALANCES AT END OF PERIOD		268	338

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the Nine months ended November 30, 2006 consolidated financial statements as compared with the most recent annual financial statements, with the exception that, regarding intangible assets, IAS 38, is followed.

Going concern

Concordia Bus AB is a Holding Company the sole assets of which are the shares in Concordia Bus Nordic Holding which, in turn, owns 100% of the shares in Concordia Bus Nordic. Concordia Bus Nordic has interest-bearing liabilities amounting to SEK 1,200 million, including financial leasing agreements but excluding future operational leasing commitments.  Concordia Bus Nordic’s ability to pay interest and make loan repayments on the outstanding bond loan and other obligations is conditional on the underlying subsidiaries generating sufficient profits available for distribution and a cash surplus such that payment of interest and debt repayment is possible.  This also means that Concordia Bus AB’s ability to pay interest on and amortize its debts (the mezzanine loan) is conditional on profits being transferred from Concordia Bus Nordic and from Concordia Bus Nordic Holding to Concordia Bus AB.  It is evident from the consolidated income statement for Concordia Bus AB as per November 30, 2006 that profits from the underlying subsidiaries are insufficient to cover the parent company’s costs for the nine months March 1– November 30, 2006. Improvments in profit generation during third quarter indicates that profit might become sufficient to cover the parent company´s costs in the future.

The group’s long-term ability to continue its operations is dependent on continued cost saving measures and on the group succeeding in future procurements, thereby improving cash flow and results from the operations.  The group’s reduced indebtedness provides an improved cash flow in the financing operation.  In addition, Concordia Bus and its subsidiaries are continuing to implement radical changes in the operational business as well as changes in the administrative structure and also certain changes in the company’s capital structure.  The group also sees signs of significant improvement in the compensation levels in new procurements with CPTAs.

Concordia Bus AB groups financial developments in this year have been stronger than anticipated, which cause the company to revise its financial outlook. This outlook has considered the current development in increased financial performance that displays additional favourable capabilities. The Business is expected to generate an increase in turnover, 5-10 % per year, for the full years ending 2008-2010. The result before financial net and taxes is expected to increase with more than 200 Mkr for year ended February 2007 and boredom to a margin on 3 % for year ended February 2008. In the following two years the profit margin is expected to arise with 1-2 % per year. This is expect to result before tax closed to break-even for year ended February 2008 followed by a positive results before tax for the year thereafter. An important presumption for this outlook is that the mezzanie-loan is replaced with shares capital.

Completion of the outgoing share issue and subsequent refund of mezzanie-loan will reduce the company’s debts, which will positively support an additional expansion of the Business. Concordia Bus AB Group will also in the future continue to improve its capital structure.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
CPTA – Sweden	996	868	2,676	2,473
CPTA – Norway	113	96	321	264
CPTA – Finland	117	104	299	306
Total CPTA	1,226	1,068	3,296	3,043
Express	86	90	278	278
Interbus	34	37	114	113
Total bus operations	1,346	1,195	3,688	3,434
Other revenue and group elimination	23	21	64	73
Total revenue	1,369	1,216	3,752	3,507

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
CPTA – Sweden	41	2	11	(71)
CPTA – Norway	13	1	21	5
CPTA – Finland	3	(4)	(9)	(14)
Total CPTA	57	(1)	23	(80)
Express	(4)	2	11	12
Interbus	1	(0)	9	4
Total Express and Interbus	(3)	2	20	16
Total bus operations	54	1	43	(64)
Goodwill amortization	—	(4)	—	(11)
Head office items and others*	(24)	(27)	(72)	(76)
Total operating profit	30	(30)	(29)	(151)

* Change in allocation of head office costs has been made in the third quarter, which has an effect on the accumulated figures.

Note 2. Interest expense and similar items

MSEK	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
Interest cost payable	(34)	(41)	(107)	(114)
Amortization of deferred financing costs	(3)	(2)	(7)	(7)
Other financial charges	(1)	4	(4)	(76)
Foreign exchange gains/(losses)	16	(18)	38	(51)
Total	(22)	(57)	(80)	(248)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	November 30, 2006	February 28, 2006
Euro 130 million - Senior Secured Notes 9,125	1,180	1,230
Liabilities to credit institutions	1,180	1,230
Long term portion of finance lease obligations	17	24
Short term portion of finance lease obligations	10	8
Total debt	1,207	1,262

Less Cash and bank balance	(268)	(192)
Net indebtedness	939	1,070

Total debt	1,207	1,262
Short term portion of finance lease obligations	(10)	(8)
Total long term debt	1,197	1,254

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2006	February 28, 2006
Net present value of future lease payments
- Vehicles	1,753	1,020
- Real estate and other	33	39
Total	1,786	1,059

Note 5.  Pledged assets and contingent liabilities

MSEK	November 30, 2006	February 28, 2006
Pledged shares in subsidiaries	774	820
Floating charge certificates	116	117
Pledged assets and contingent liabilities	1,904	1,059
Total	2,794	1,996

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of November 30, 2006:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 595,530,863;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 209,779,040;

Concordia Bus Nordic AB, Interbus AB, Concordia Bus Finland Oy AB and Swebus AB has granted pledge over restricted cash in aggregate amount of SEK 55,140,722;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 6. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2006	132	(482)	(350)
Net loss for the period	—	(106)	(106)
Change in cumulative translation adjustment	—	(17)	(17)
Ending balance November 30, 2006	132	(605)	(473)

Note 7. Cash and cash equivalents

MSEK	November 30, 2006	February 28, 2006
Cash and bank balances	158	89
Restricted cash*	110	103
Total	268	192

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB, and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

SWEBUS AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRD QUARTER

	Note	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)

Net revenue		1,021	889

Fuel, tires and other consumables		(231)	(217)
Personnel costs		(479)	(471)
Operating lease charges	2	(176)	(136)
Other external costs		(141)	(96)
Gain (Loss) on sale of fixed assets		16	(1)
Depreciation and amortization		(5)	(3)
Operating Profit (Loss)		5	(35)

Interest income		11	7
Interest expense and similar items	1	(1)	(10)
Financial income and expenses		10	(3)
Loss after financial items		15	(38)

Taxes		0	0

Profit for the period		15	(38)

Profit / (loss) per share (in SEK)		4,998	(12,542)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS PERIOD

	Note	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)

Net revenue		2,740	2,539

Fuel, tires and other consumables		(637)	(591)
Personnel costs		(1,364)	(1,372)
Operating lease charges	2	(454)	(432)
Other external costs		(365)	(281)
Gain (Loss) on sale of fixed assets		13	(4)
Depreciation and amortization		(12)	(10)
Operating Profit (Loss)		(79)	(151)

Interest income		34	15
Interest expense and similar items	1	(8)	(46)
Financial income and expenses		26	(31)
Loss after financial items		(53)	(182)

Taxes		0	0

Net loss for the period		(53)	(182)

Loss per share (in SEK)		(17,753)	(60,815)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	November 30, 2006	February 28, 2006
(In millions of SEK)		(Unaudited)

Fixed assets

Buildings and land		4	3
Equipment, tools, fixtures and fittings		17	14
Vehicles		34	31
Total tangible fixed assets		55	48

Shares in subsidiaries		1	1
Receivable due from group companies		628	—
Total financial fixed assets		629	1

Total fixed assets		684	49

Current assets

Inventories		23	23

Accounts receivable		352	350
Other current receivables		38	41
Receivable due from group companies		44	493
Accrued income and prepaid expenses		102	104
Total receivables		536	988

Cash and bank balances		119	176

Total current assets		678	1,187

TOTAL ASSETS		1,362	1,236

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	November 30, 2006	February 28, 2006
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		225	531
Net loss		(53)	(306)

Total non-restricted equity		172	225

Total shareholder’s equity	3	172	225

Liabilities

Provisions:
Provisions for pensions and similar commitments		3	3
Provisions for loss contracts		8	17
Other liabilities		—	11
Total provisions		11	31

Non current liabilities
Financial leasing obligations		—	2
Liabilities due to group companies		394	266
Total non current liabilities		394	268

Current liabilities
Short-term portion of financial leasing obligations		3	3
Accounts payable		94	112
Liabilities due to group companies		56	45
Other current liabilities		105	95
Accrued expenses and deferred income		527	457

Total current liabilities		785	712

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,362	1,236

	November 30, 2006	February 28, 2006
	(Unaudited)

PLEDGED ASSETS AND CONTINGENT LIABILITIES

Pledged assets
Floating charges	100	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,180	1,230
Other contingent liabilities	12	12
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,292	1,342

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
		(Unaudited	(Unaudited)

Cash flow from operating activities
Loss after financial items		(53)	(182)
-Reversal of depreciation and amortization		12	10
-Reversal of capital (gains) losses		(13)	4
-Reversal of change of provisions		(10)	(28)
Change in interest receivables		(32)	(14)
Change in interest liabilities		4	(37)
Paid taxes		(0)	0
Unrealised exchange loss/(gain)		(9)	10
		(101)	(237)

Change in working capital
Increase (-)/decrease (+) in stock		(0)	(0)
Increase (-)/decrease (+) in current receivables		(144)	928
Increase (+)/decrease (-) in current liabilities		194	(855)

Net cash flow provided by (used in) operating activities		(51)	(164)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(51)	(14)
Sales of land, buildings, machinery and equipment		46	3
Net cash flow used in investing activities		(5)	(11)

Cash flow from financing activities
Payments of long-term borrowings		(1)	(4)
Net cash flow provided by (used in) financing activities		(1)	(4)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(57)	(179)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		176	131

CASH AND BANK BALANCES AT END OF PERIOD		119	(48)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (“Swebus”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus AB. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendations and statements from the recommendations of the Swedish Accounting Standards Board (“Bokföringsnämnden” or “BFN”). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB

NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	September 1, 2006 – November 30, 2006	September 1, 2005 – November 30, 2005	March 1, 2006 – November 30, 2006	March 1, 2005 – November 30, 2005
Interest cost payable	(5)	(5)	(15)	(34)
Other financial charges	(0)	(1)	(1)	(2)
Foreign exchange gains/(losses)	4	(4)	8	(10)
Total	(1)	(10)	(8)	(46)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2006	February 28, 2006
Net present value of future lease payments
- Vehicles	1,463	798
- Real estate and other	33	39
Total	1,496	837

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2006	0	225	225
Net loss for the period	—	(53)	(53)
Change in cumulative translation adjustment	—	—	—
Ending balance November 30, 2006	0	172	172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic Holding AB (publ)
(Registrant)

Date	December 28, 2006	By:	/s/ Per Skärgård
Per Per Skärgård
Chief Financial Officer